Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated July 11, 2012
Registration No. 333-172483

Pricing Term Sheet

4,000,000

Beazer Homes USA, Inc.

7.50% Tangible Equity Units

The information in this pricing term sheet supplements, updates and supersedes (to the extent inconsistent with) the information in the Preliminary Prospectus Supplement dated July 9, 2012. Terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Beazer Homes USA, Inc.

Title of Securities:	Tangible Equity Units (“Units”)

Stated Amount:	Each Unit has a stated amount of $25.00

Number of Units Offered:	4,000,000 (plus 600,000 over-allotment)

Composition of Units:	Each Unit is comprised of a prepaid stock purchase contract (each, a “Purchase Contract”) and a senior amortizing note due July 15, 2015 issued by the Issuer (each, an “Amortizing Note”), which has an initial principal amount of $5.1086 per Amortizing Note and bears interest at a rate of 6.00% per annum and has a scheduled final installment payment date of July 15, 2015.

Aggregate Principal Amount of Amortizing Notes:	$20.4 million

Reference Price:	$2.90

Threshold Appreciation Price:	$3.55

Minimum Settlement Rate:	7.0373 shares of the Issuer’s common stock (subject to adjustment), approximately equal to the $25.00 Stated Amount divided by the Threshold Appreciation Price

Maximum Settlement Rate:	8.6207 shares of the Issuer’s common stock (subject to adjustment), equal to the $25.00 Stated Amount divided by the Reference Price

Payments on the Amortizing Notes:	The Amortizing Note will pay holders equal quarterly installments of $0.4688 (or, in the case of the installment payment due on October 15, 2012, $0.4635) per Amortizing Note, which in the aggregate will be equivalent to a 7.50% cash payment per year with respect to each $25.00 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 6.00% per annum), and a partial repayment of principal, on the Amortizing Note, allocated as set forth on the following amortization Schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
October 15, 2012	$0.3878	$0.0758
January 15, 2013	$0.3979	$0.0708
April 15, 2013	$0.4039	$0.0648
July 15, 2013	$0.4100	$0.0588
October 15, 2013	$0.4161	$0.0526
January 15, 2014	$0.4224	$0.0464
April 15, 2014	$0.4287	$0.0401
July 15, 2014	$0.4351	$0.0336
October 15, 2014	$0.4416	$0.0271
January 15, 2015	$0.4483	$0.0205
April 15, 2015	$0.4550	$0.0138
July 15, 2015	$0.4618	$0.0069

Public Offering Price:	$25.00 per Unit; $100.0 million total (assuming no exercise of the underwriters’ over-allotment option)

Underwriting Discount:	$0.75 per Unit; $3 million total (assuming no exercise of the underwriters’ over-allotment option)

Total proceeds to Issuer, after deducting underwriting discounts and estimated expenses:	$96.5 million ($111.1 million, if the underwriters exercise their over-allotment option in full)

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and UBS Securities LLC

Co-Managers:	KKR Capital Markets LLC and Moelis & Company LLC

Allocation:

Underwriter	Number of Units
Credit Suisse Securities (USA) LLC	1,160,000
Goldman, Sachs & Co.	1,160,000
Deutsche Bank Securities Inc.	640,000
UBS Securities LLC	640,000
KKR Capital Markets LLC	200,000
Moelis & Company LLC	200,000

Total	4,000,000

Listing:	The Issuer intends to apply to list the Units on the New York Stock Exchange under the symbol “BZT,” and, if approved, the Issuer expects trading on the New York Stock Exchange to begin within 30 days after the Units are first issued.

Settlement Date:	July 16, 2012

CUSIP for the Units:	07556Q 709

ISIN for the Units:	US07556Q7097

CUSIP for the Purchase Contracts:	07556Q 121

ISIN for the Purchase Contracts:	US07556Q1215

CUSIP for the Amortizing Notes:	07556Q AZ8

ISIN for the Amortizing Notes:	US07556QAZ81

Fair Market Value of Units:	The Issuer has determined that the fair market value of each Amortizing Note is $5.1086 and the fair market value of each Purchase Contract is $19.8914. This position will be binding upon each holder (but not on the Internal Revenue Service) unless such holder explicitly discloses a contrary position on a statement attached to such holder’s timely filed U.S. federal income tax return for the taxable year in which it acquires a Unit.

Distribution:	SEC Registered

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change early settlement rate per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
Stock Price	July 16, 2012	July 15, 2013	July 15, 2014	July 15, 2015
$0.50	7.8254	7.9505	8.0765	8.6207
$1.00	7.4201	7.5453	7.6712	8.6207
$1.50	7.1706	7.2958	7.4217	8.6207
$2.50	6.9143	7.0395	7.1654	8.6207
$2.75	6.8776	7.0028	7.1287	8.6207
$2.90	6.8588	6.9840	7.1099	8.6207
$3.00	6.8475	6.9726	7.0986	8.3333
$3.25	6.8226	6.9478	7.0737	7.6923
$3.55	6.7983	6.9234	7.0494	7.0423
$3.75	6.7848	6.9100	7.0359	7.0373
$4.50	6.7484	6.8735	6.9994	7.0373
$5.00	6.7327	6.8579	6.9838	7.0373
$7.50	6.7021	6.8273	6.9532	7.0373
$10.00	6.6994	6.8246	6.9505	7.0373
$12.50	6.7028	6.8279	6.9539	7.0373
$15.00	6.7070	6.8322	6.9581	7.0373

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the applicable stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight-line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365- or 366-day year as applicable;

•	if the applicable stock price is in excess of $15.00 per share (subject to adjustment), then the fundamental change early settlement rate will be the minimum settlement rate; or

•

if the applicable stock price is less than $0.50 per share (subject to adjustment), the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.

Concurrent Offering of Common Stock

The disclosure in the Preliminary Prospectus Supplement under the heading “Summary—Recent Developments—Concurrent Common Stock Offering” is modified to read as follows:

Concurrently with this offering, pursuant to a separate prospectus supplement, we are offering 22,000,000 shares of our common stock in an underwritten public offering (or 25,300,000 shares if the underwriters for that offering fully exercise their option to purchase additional shares). Assuming no exercise of the underwriters’ option to purchase additional shares with respect to the common stock offering, we estimate that the net proceeds of the common stock offering, after deducting the underwriting discount and estimated expenses, will be approximately $60.1 million (or $69.2 million if the underwriters for that offering fully exercise their option to purchase additional shares), although there can be no assurance that the common stock offering will be completed.

Completion of this offering is not contingent on the completion of the common stock offering, and the completion of the common stock offering is not contingent on the completion of this offering.

Refinancing Transactions

The disclosure in the Preliminary Prospectus Supplement under the heading “Summary—Recent Developments—Other Potential Refinancing Opportunities” is modified to eliminate the reference to our intention to redeem certain of our secured and unsecured notes to provide that the Company currently intends to redeem only its 12.0% senior secured notes due 2017 and does not expect to redeem its 6.875% senior notes due 2015 shortly after this offering. However, the Company will continue to seek refinancing opportunities, which may include the repurchase, redemption or repayment of certain of its indebtedness, including its 6.875% senior notes due 2015.

Use of NOLs

The disclosure in the Preliminary Prospectus Supplement in the last sentence of the third paragraph under the heading “Recent Developments—Impact of Transactions on Use of our NOLs; NOL Protections to Remain in Place” and in the third sentence of the third paragraph under the heading “Risk Factors—The tax benefits of our net operating loss carryforwards and any future recognized built-in losses in our assets will be substantially limited if we experience an ‘ownership change’ as defined in Section 382 of the Internal Revenue Code, and as a result of this offering and the concurrent tangible equity unit offering, we have moved closer to experiencing an ownership change under Section 382” is modified to provide that if both of the common stock and concurrent tangible equity unit transactions are completed as currently contemplated in the prospectus supplement, we estimate that the Section 382 ownership shift will increase to less than 35%.

The issuer has filed a prospectus supplement and a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, prospectuses may be obtained from: (i) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com; (ii) Goldman, Sachs & Co., via telephone: (866) 471-2526, email: prospectus-ny@ny.email.gs.com, or standard mail at Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attn: Prospectus Department; (iii) Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836 or by telephone at: (800) 503-4611, or by email at: prospectus.CPDG@db.com; or (iv) UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, or by calling (888) 827-7275.